                                                              Exhibit (a)(1)(L)

September 21, 2001

Employee Name
Employee Address
Town, State Zip


Dear Employee Name:


This letter is to inform you that Conexant will not be terminating or amending the Stock Option Exchange Offer, or delaying its acceptance and cancellation of eligible option grants, as a result of the recent terrorist attacks in New York and Washington, D.C., or the subsequent closing of the U.S. securities markets.

The deadline for accepting the offer is still 5 p.m. Pacific Daylight Time, Tuesday, October 2, 2001, and the planned re-issue date is still April 3, 2002. If you plan to accept the offer and have not yet visited the Mellon site to indicate your acceptance, please do so as soon as possible. You will need to have your Global ID number (your Social Security number in the U.S. and your International ID number everywhere else) and your Mellon Stock Option Personal Identification Number (PIN). (Please note that the PIN number you use for the Employee Stock Purchase Plan is not the same as the Stock Option PIN.) If you have lost or forgotten your Stock Option PIN number, please call Stock Administration at VPN 483-4525 (or off-net at 949-483-4525).

Also, a number of employees are confused about exchanging an Eligible Option grant via the Mellon web site. Why is there a box to click for canceling -- not exchanging -- a grant? The answer: To accept the Offer of Replacement Options, you must first cancel an existing grant.

As mentioned in your letter dated September 4, 2001, you may access this information on the internet: if you are able to connect to Conexant's nextweb or Mindspeed's mynet from home, you will find a link to the program website on each site's home page; you may also go directly to the program website using this address: www.proxyvoting.com/conexant.

If you have any questions, you may leave us a message at 949-483-4525 or send us an email at stockadmin@conexant.com.


Sincerely,


The Conexant Management Team